So
3-22-04

HF 3-12-04

SECURITI 04003748 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Wallace Wellmore Cromwell Securities LLC

NAME OF BROKER-DEALER: DBA: WWC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11911 Freedom Drive, Suite 1010
(No. and Street)

Reston (City) VA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Wallace (703) 736-9446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street, Suite 2100 (Address) Baltimore (City), MD (State) 21201 (Zip Code)

RECEIVED MAR 2004

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3-23

OATH OR AFFIRMATION

I, Jonathan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WWC Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City/County of Costa/Fairfax
Commonwealth of Virginia
Sworn to and subscribed before me this 27
day of Feb, 2004
Witness my hand and official seal.
Vera N Taylor Notary Public
My Comm. Exps. 8/31, 2007

WWC Securities, LLC

Financial Condition
December 31, 2003

WWC Securities, LLC
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Member of
WWC Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of WWC Securities, LLC (the "Company") at December 31, 2003, for the year then ended in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

WWC Securities, LLC
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	179,399
Prepaid expenses		20,838
Total assets	$	200,237
Liabilities and Member's Capital		
Accounts payable, accrued expenses and other liabilities	$	36,024
Member's capital		164,213
Total liabilities and member's capital	$	200,237

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

WWC Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Virginia limited liability corporation ("LLC") that is wholly owned by a single member, WWC Capital Group, LLC (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates
Accounting principles generally accepted in the United States of America require management to make estimate and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Substantially all investment banking advisory fees are recorded on the date a transaction is completed and the income is reasonably determinable. A small portion of the fees are attributable to non-refundable retainer fees and are recorded on the date received. A portion of the Company's revenues may be received in the form of securities related to the completed transactions. These securities, which are not readily marketable, include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1934, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Income Taxes
Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the member, not of the Company itself.

Cash and Cash Equivalents
Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase.

3. Employee Benefit Plan

The Parent has a profit-sharing retirement plan in which employees of the Company participate. The Plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to eight percent of annual compensation, subject to certain annual limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the year ended December 31, 2003, Company matching contributions totaled $1,861 and are included in employee compensation and benefits.

4. Related Party Transactions

The Parent provides the Company with certain management services, equipment, systems and office support. The cost of these services, equipment and support is not reimbursed by the Company. The Company also provides certain services to an affiliate for which it gets reimbursed.

The transactions with the Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.